Augusta Resource Corporation

Report of Voting Results
(Section 11.3 of National Instrument 51-102)

The following provides matters voted upon and the results of the votes at the Annual General and Special Meeting of the shareholders of Augusta Resource Corporation (the “Corporation”) held on May 2, 2014 in Vancouver, British Columbia.

Common Shares represented at the meeting:	126,151,067 or 86.76%

All matters were passed via ballot by a majority vote of shareholders present in person or represented by proxy at the meeting as follows:

		Votes For		Votes Against		Votes Withheld
Description of Matter		Number	%	Number	%	Number	%
1.	Ordinary resolution to set the number of directors at eigh.	125,756,832	99.76	308,340	0.24	-	-
2.	Ordinary resolution to elect the following nominees as Directors:
	Timothy Baker	85,772,028	75.69	-	-	27,552,471	24.31
	Lenard Boggio	87,851,405	77.52			25,473,094	22.48
	Gilmour Clausen	90,084,447	79.49	-	-	23,240,052	20.51
	W. Durand (Randy) Eppler	85,757,903	75.67	-	-	27,566,596	24.33
	Christopher M.H. Jennings	90,084,947	79.49	-	-	23,239,552	20.51
	Robert P. Pirooz	89,938,067	79.36	-	-	23,386,432	20.64
	Robert P. Wares	85,772,028	75.69	-	-	27,552,471	24.31
	Richard W. Warke	89,746,222	79.19	-	-	23,578,277	20.81
3.	Ordinary resolution to approve the appointment of Ernst & Young LLP as Auditors of the Corporation for the ensuing year and authorizing the Directors to fix their remuneration.	126,091,790	99.95	-	-	59,276	0.05%
4.	Ordinary resolution to approve the continuation of the Corporation’s Shareholder Rights Plan by a majority of the votes cast by shareholders other than HudBay Minerals Inc.	84,853,925	94.00	5,411,989	6.00	-	-

Augusta Resource Corporation
/s/ Purni Parikh
Purni Parikh
Vice President, Corporate Secretary